**EXHIBIT 99.1**

## Item 4.  Ownership.

Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by the reporting person were deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Common Stock beneficially owned by the reporting person and (ii) calculating the percentages of the Class A Common Stock owned by such person.  Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein.  The percentages of ownership set forth below are based on 5,835,768,745 shares of Class A Common Stock and 860,529,066 shares of Class B Common Stock of Alphabet outstanding at December 31, 2024.

|  |  | Class A [1] | Class B |
|---|---|---|---|
| (a) | Amount beneficially owned: | | |
|  | Eric E. Schmidt [2] | 56,921,959 | 47,472,677 |
|  | The Schmidt Family Living Trust [3] | 47,469,905 | 47,469,905 |
|  | The Schmidt Family Foundation [4] | 2,511,602 | 0 |
|  | The Eric and Wendy Schmidt Fund for Strategic Innovation [5] | 2,830,845 | 0 |
|  | Schmidt Ocean Institute [6] | 27,100 | 0 |
|  | Special Strategies, LLC [7] | 70,000 | 0 |
|  | Special Strategies II, LLC [8] | 1,860,000 | 0 |
|  | Hillspire Holdings, LLC [9] | 405,000 | 0 |
|  | Big Hen Group I, LLC [10] | 1,280,000 | 0 |
| (b) | Percent of class: | | |
|  | Eric E. Schmidt | 0.97% | 5.52% |
|  | The Schmidt Family Living Trust | 0.81% | 5.52% |
|  | The Schmidt Family Foundation | 0.04% | 0.00% |
|  | The Eric and Wendy Schmidt Fund for Strategic Innovation | 0.05% | 0.00% |
|  | Schmidt Ocean Institute | 0.00% | 0.00% |
|  | Special Strategies, LLC | 0.00% | 0.00% |
|  | Special Strategies II, LLC | 0.03% | 0.00% |
|  | Hillspire Holdings, LLC | 0.01% | 0.00% |
|  | Big Hen Group I, LLC | 0.02% | 0.00% |
| (c) | Number of shares as to which the person has: | | |
| (i) | Sole power to vote or to direct the vote | | |
|  | Eric E. Schmidt | 467,507 | 2,772 |
|  | The Schmidt Family Living Trust | 0 | 0 |
|  | The Schmidt Family Foundation | 0 | 0 |
|  | The Eric and Wendy Schmidt Fund for Strategic Innovation | 0 | 0 |
|  | Schmidt Ocean Institute | 0 | 0 |
|  | Special Strategies, LLC | 0 | 0 |
|  | Special Strategies II, LLC | 0 | 0 |
|  | Hillspire Holdings, LLC | 0 | 0 |
|  | Big Hen Group I, LLC | 0 | 0 |
| (ii) | Shared power to vote or to direct the vote | | |

|  | Class A [1] | Class B |
|---|---|---|
| Eric E. Schmidt | 56,454,452 | 47,469,905 |
| The Schmidt Family Living Trust | 47,469,905 | 47,469,905 |
| The Schmidt Family Foundation | 2,511,602 | 0 |
| The Eric and Wendy Schmidt Fund for Strategic Innovation | 2,830,845 | 0 |
| Schmidt Ocean Institute | 27,100 | 0 |
| Special Strategies, LLC | 70,000 | 0 |
| Special Strategies II, LLC | 1,860,000 | 0 |
| Hillspire Holdings, LLC | 405,000 | 0 |
| Big Hen Group I, LLC | 1,280,000 | 0 |
| **(iii) Sole power to dispose or to direct the disposition of** | | |
| Eric E. Schmidt | 467,507 | 2,772 |
| The Schmidt Family Living Trust | 0 | 0 |
| The Schmidt Family Foundation | 0 | 0 |
| The Eric and Wendy Schmidt Fund for Strategic Innovation | 0 | 0 |
| Schmidt Ocean Institute | 0 | 0 |
| Special Strategies, LLC | 0 | 0 |
| Special Strategies II, LLC | 0 | 0 |
| Hillspire Holdings, LLC | 0 | 0 |
| Big Hen Group I, LLC | 0 | 0 |
| **(iv) Shared power to dispose or to direct the disposition of** | 0 | 0 |
| Eric E. Schmidt | 56,921,959 | 47,472,677 |
| The Schmidt Family Living Trust | 47,469,905 | 47,469,905 |
| The Schmidt Family Foundation | 2,511,602 | 0 |
| The Eric and Wendy Schmidt Fund for Strategic Innovation | 2,830,845 | 0 |
| Schmidt Ocean Institute | 27,100 | 0 |
| Special Strategies, LLC | 70,000 | |
| Special Strategies II, LLC | 1,860,000 | 0 |
| Hillspire Holdings, LLC | 405,000 | |
| Big Hen Group I, LLC | 1,280,000 | |

(1)    Assumes conversion of all such reporting person's shares of Class B Common Stock into shares of Class A Common Stock.

(2)      Comprises (i) 464,735 shares of Class A Common Stock held directly by Mr. Schmidt, (ii) 2,772 shares of Class B Common Stock held directly by Mr. Schmidt, (iii) 47,469,905 shares of Class B Common Stock beneficially held by The Schmidt Family Living Trust of which Mr. Schmidt is a co-trustee, (iii) 2,511,602 shares of Class A Common Stock held by The Schmidt Family Foundation, of which Mr. Schmidt is a member of the board of directors and vice president, (iv) 2,830,845 shares of Class A Common Stock held by The Eric and Wendy Schmidt Fund for Strategic Innovation, of which Mr. Schmidt is a member of the board of directors and president. (v) 27,100 shares of Class A Common Stock held by the Schmidt Ocean Institute, of which Mr. Schmidt is a member of the board of directors and vice president, (vi) 70,000 shares of Class A Common Stock held by Special Strategies, LLC, of which Mr. Schmidt is the co-trustee of The Schmidt Equities Revocable Trust, its sole member, (vii) 1,860,000 shares of Class A Common Stock held by Special Strategies II, LLC, of which Mr. Schmidt is the co-trustee of The Schmidt Equities Revocable Trust, its sole member. (viii) 405,000 shares of Class Common Stock held by Hillspire Holdings, LLC, of which Mr. Schmidt is a co-manager, and (ix) 1,280,000 shares of Class A Common Stock held by Big Hen Group I, LLC, of which The Schmidt Family Living Trust is a member.

(3)      Includes (i) 42,053,405 shares of Class B Common Stock held by The Schmidt Family Living Trust and (ii) 5,416,500 shares of Class B Common Stock held by Schmidt Investments, L.P. of which The Schmidt Family Living Trust is the sole general partner.

(4)      Comprises 2,511,602 shares of Class A Common Stock held by The Schmidt Family Foundation, of which Mr. Schmidt is a member of the board of directors and vice president.

(5)      Comprises 2,830,845 shares of Class A Common Stock held by The Eric and Wendy Schmidt Fund for Strategic Innovation, of which Mr. Schmidt is a member of the board of directors and president.

(6)      Comprises 27,100 shares of Class A Common Stock held by the Schmidt Ocean Institute, of which Mr. Schmidt is a member of the board of directors and vice president.

(7)      Comprises 70,000 shares of Class A Common Stock held by Special Strategies, LLC, of which Mr. Schmidt is the co-trustee of The Schmidt Equities Revocable Trust, its sole member.

(8)      Comprises 1,860,000 shares of Class A Common Stock held by Special Strategies II, LLC, of which Mr. Schmidt is the co-trustee of The Schmidt Equities Revocable Trust, its sole member.

(9)      Comprises 405,000 shares of Class A Common Stock held by Hillspire Holdings, LLC, of which Mr. Schmidt is a co-manager.

(10)      Comprises 1,280,000 shares of Class A Common Stock held by Big Hen Group I, LLC, of which The Schmidt Family Living Trust is a member.